EXHIBIT 99.1

Westport to Issue Third Quarter 2022 Financial Results on Monday, November 7, 2022

VANCOUVER, British Columbia, Oct. 17, 2022 (GLOBE NEWSWIRE) -- Westport Fuel Systems Inc. (TSX: WPRT / Nasdaq: WPRT) announced today it will release financial results for the third quarter 2022 on Monday, November 7 after market close. A conference call and webcast to discuss the financial results and other corporate developments will be held on Tuesday, November 8, 2022.

Time:	10:00 a.m. ET (7:00 a.m. PT)
Dial-in:	1-604-638-5340 or toll-free at 1-800-319-4610
Webcast:	https://investors.wfsinc.com/

Replay Conference Call & Webcast

To access the conference call replay, please dial 1-800-319-6413 (Canada & USA toll-free) or 1-604-638-9010 using the passcode 9432. The telephone replay will be available until November 15th, 2022. The webcast will be archived on Westport’s website and a replay will be available.

About Westport Fuel Systems
Westport Fuel Systems is driving innovation to power a cleaner tomorrow. The company is a leading supplier of advanced fuel delivery components and systems for clean, low-carbon fuels such as natural gas, renewable natural gas, propane, and hydrogen to the global automotive industry. Westport Fuel Systems’ technology delivers the performance and fuel efficiency required by transportation applications and the environmental benefits that address climate change and urban air quality challenges. Headquartered in Vancouver, Canada, with operations in Europe, Asia, North America and South America, the company serves customers in more than 70 countries with leading global transportation brands. For more information, visit www.wfsinc.com.

Investor Inquiries:
Investor Relations
T: +1 604-718-2046
E: invest@wfsinc.com